UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  89336 Q 10 0
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                                 (CUSIP Number)

                                Robert J. Higgins
                               38 Corporate Circle
                             Albany, New York 12203
                                 (518) 452-1242
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  April 2, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box:   [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D/A

---------------------------------                           --------------------
CUSIP No. 89336 Q 10 0                                      Page 1 of 6 Pages
---------------------------------                           --------------------
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert J. Higgins
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF; OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                16,176,020
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              50,550*
BY EACH REPORTING     --------- ------------------------------------------------
PESON WITH               9      SOLE DISPOSITIVE POWER

                                16,176,020
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,550*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            16,226,570*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)        [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.5%*


* Excludes 3,704,115 shares of Company Common Stock (as hereinafter defined) that may be deemed to be beneficially owned, directly and indirectly, by Bryant R. Riley, as managing member of Riley Investment Management LLC. See Item 5 of this Amendment No. 2 to Schedule 13D.

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of Robert J. Higgins and amends the Schedule 13D filed by Mr. Higgins on December 10, 2007, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Higgins on February 5, 2008 (as amended, the "Initial Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.01 per share (the "Company Common Stock"), of Trans World Entertainment Corporation, a New York corporation (the "Company").

     Certain information contained in this Amendment No. 2 relates to the ownership of Company Common Stock by persons other than Mr. Higgins. Mr. Higgins expressly disclaims any liability for any such information and for any other information provided in this Amendment No. 2 that does not expressly pertain to Mr. Higgins.

         The information set forth in any Exhibit to this Amendment No. 2 is hereby expressly incorporated herein by reference and the responses to each item of this Amendment No. 2 are qualified in their entirety by the provisions of each such Exhibit. Unless otherwise indicated, all capitalized, undefined terms used in this Amendment No. 2 shall have the respective meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information set forth in the Initial Schedule 13D remains in effect.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting it in its entirety and inserting the following in lieu thereof:

     Mr. Higgins acquired 12,263,520 of the shares of the Company Common
Stock reported in this Schedule 13D as beneficially owned by him pursuant to purchases, in each case with his personal funds, for the aggregate amount of $4,665,843. In addition, Mr. Higgins has beneficial ownership of 137,500 shares of Company Common Stock and 50,550 shares of Company Common Stock owned by the Higgins Family Foundation and Mr. Higgins' wife, respectively, and has received from the Company, without the payment of consideration therefor, grants of options with respect to 3,775,000 shares of Company Common Stock under the Company's share award plans.


Item 4.   Purpose of Transaction.

     Item 4 is hereby amended by adding the following:

     On March 31, 2008, the Letter of Intent, as previously amended, between Mr. Higgins and Riley Investment with respect to the Proposed Acquisition expired by its terms. On April 2, 2008, Mr. Higgins and Riley Investment entered into a letter agreement (the "Second LOI Amendment") which (i) reinstated the Letter of Intent and made the Letter of Intent effective in accordance with its terms, as amended by the Second LOI Amendment, and (ii) amended the section of the Letter of Intent titled "Term" so that the term of the Letter of Intent is extended until, and will terminate upon, the earlier of May 31, 2008 and the date that definitive documentation in connection with the Proposed Acquisition is executed by the parties to such documentation. This description of the Second LOI Amendment does not purport to be complete and is qualified in its entirety by reference to the Second LOI Amendment, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     Item 5(a) and (b) are hereby amended by deleting such sections in their entirety and inserting the following in lieu thereof:

     (a), (b) As of the date hereof, the aggregate number and percentage of shares of Company Common Stock beneficially owned by Mr. Higgins (assuming full exercise of his options to purchase shares of Company Common Stock), including the number of shares of Company Common Stock as to which Mr. Higgins has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below.

     According to the Company's Quarterly Report on Form 10-Q for the quarter ended November 3, 2007, filed with the Commission on December 13, 2007 (the "Form 10-Q"), there were 31,097,822 shares of Company Common Stock outstanding as of November 30, 2007.




----------------------- ------------ -------------- ------------ ------------ -------------- ------------ ------------
   Reporting Person      Number of     Number of     Number of    Number of   Aggregate of     Adjusted   Percent of
                                                                   Shares
                          Shares                      Shares        with
                         with Sole    Shares with    with Sole     Shared        Shares        Number of    Shares
                         Power to    Shared Power    Power to     Power to    Beneficially      Shares    Beneficially
                           Vote         to Vote       Dispose      Dispose        Owned       Outstanding    Owned
----------------------- ------------ -------------- ------------ ------------ -------------- ------------ ------------

  Robert J. Higgins      16,176,020    50,550 (2)    16,176,020   50,550 (2)  16,226,570 (3)  34,872,822   46.5% (5)
                             (1)                         (1)                                      (4)
----------------------- ------------ -------------- ------------ ------------ -------------- ------------ ------------
---------------------------

              (1) Consists of (i) 12,263,520 shares of Company Common Stock directly owned by Mr. Higgins, (ii) 3,775,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding and (iii) 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee.

              (2) Consists of 50,550 shares of Company Common Stock owned by Mr.
                  Higgins's spouse, and excludes 3,704,115 shares (the "Disclaimed Shares") of Company Common Stock that may be deemed to be beneficially owned, directly and indirectly, by Bryant R. Riley, as managing member of Riley Investment, and/or Riley Investment, as set forth on the Schedule 13D/A filed by Mr. Riley and certain of his affiliates with the Commission on February 5, 2008. The Disclaimed Shares might be deemed to be beneficially owned by Mr. Higgins by virtue of his and Riley Investment's execution and delivery of the Letter of Intent. Mr. Higgins disclaims beneficial ownership of the Disclaimed Shares.

              (3) Consists of (i) 12,263,520 shares of Company Common Stock directly owned by Mr. Higgins, (ii) 3,775,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding, (iii) 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee, and (iv) 50,550 shares of Company Common Stock owned by Mr. Higgins's spouse, and excludes the Disclaimed Shares. The Disclaimed Shares might be deemed to be beneficially owned by Mr. Higgins by virtue of his and Riley Investment's execution and delivery of the Letter of Intent. Mr. Higgins disclaims beneficial ownership of the Disclaimed Shares.

              (4) Consists of (i) shares of Company Common Stock issued and outstanding as of November 30, 2007, as set forth in the Form 10-Q and (ii) 3,775,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding.

              (5) Based on (i) all shares of Company Common Stock issued and outstanding as of November 30, 2007, as set forth in the Form 10-Q and (ii) 3,775,000 shares of Company Common Stock subject to options held by Mr. Higgins that are vested and outstanding.

     Each of Mr. Higgins and Riley Investment might be deemed to beneficially own the shares of Company Common Stock beneficially owned by the other by virtue of their execution and delivery of the Letter of Intent. If Mr. Higgins and Riley Investment were a group, Mr. Higgins would be deemed to beneficially own the Disclaimed Shares, which would increase his beneficial ownership of Company Common Stock to 19,930,685 shares, or 57.2% of the outstanding shares of Company Common Stock (assuming the full exercise of options to purchase 3,775,000 shares of Company Common Stock that are held by Mr. Higgins). Mr. Higgins disclaims beneficial ownership of the Disclaimed Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following:

     Mr. Higgins and Riley Investment entered into the Second LOI Amendment with respect to a non-binding proposal to acquire the Company as contemplated by the Letter of Intent. The Second LOI Amendment is described in Item 4 above.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships between Mr. Higgins and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     The following exhibit is being filed with this Amendment No. 2:

     Exhibit 4 Letter Agreement, dated April 2, 2008, between Robert J. Higgins and Riley Investment Management LLC

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  April 4, 2008                              /s/ Robert J. Higgins
                                                   -----------------------------
                                                   Name:  Robert J. Higgins



                                                       Exhibit Index

       ------------- -----------------------------------------------------------------------------------------------
         Exhibit
          Number                                              Description
          ------                                              -----------

       ------------- -----------------------------------------------------------------------------------------------
            1        Consent and Agreement, dated November 20, 2007, by and among Robert J. Higgins, Riley
                     Investment Management LLC and the Company (incorporated by reference to Exhibit 99.1 to the
                     Current Report on Form 8-K of Trans World Entertainment Corp., filed with the Securities and
                     Exchange Commission on November 27, 2007)
       ------------- -----------------------------------------------------------------------------------------------
            2        Letter of Intent, dated November 28, 2007, between Robert J. Higgins and Riley Investment
                     Management LLC (previously filed)
       ------------- -----------------------------------------------------------------------------------------------
            3        Letter Agreement, dated February 1, 2008, between Robert J. Higgins and Riley Investment
                     Management LLC (previously filed)
       ------------- -----------------------------------------------------------------------------------------------
            4        Letter Agreement, dated April 2, 2008, between Robert J. Higgins and Riley Investment
                     Management LLC
       ------------- -----------------------------------------------------------------------------------------------

